12014116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCCKRACKEN ADVISORY PARTNERS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 WOODLANDS CIRCLE SUITE 2010

(No. and Street)

MINNEAPOLIS	MN	55424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH MCCRACKEN 952-922-8140

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.

(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH MCCRACKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCRACKEN ADVISORY PARTNERS CORORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS F. SULLIVAN
Notary Public, State of New York
No. 01SU6025131
Qualified in Nassau County
Commission Expires May 24, 2015

Signature

2.23.2012

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCCRACKEN ADVISORY PARTNERS CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

MCCRACKEN ADVISORY PARTNERS CORPORATION
INDEX
DECEMBER 31, 2011

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCracken Advisory Partners Corporation

We have audited the accompanying statement of financial condition of McCracken Advisory Partners Corporation as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mccracken Advisory Partners Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY
February 27, 2012

MCCRACKEN ADVISORY PARTNERS CORPORATION.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets	
Cash and cash equivalents	$ 26,558
Receivable from clearing broker	28,033
Accounts receivable	5,000
Investments in Securities, at fair value	2,111
Property and equipment - net of accumulated depreciation and amortization of $38,741	0
Prepaid expenses	2,029
Other assets	4,491
Total Assets	$ 68,222
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 8,462
Total Liabilities	$ 8,462
Commitments And Contingencies	
Stockholders' Equity	
Common stock	1,239
Additional paid in capital	368,760
Accumulated deficit	(310,239)
Total Stockholders' Equity	59,760
Total Liabilities And Stockholders' Equity	$ 68,222

The accompanying notes are an integral part of these financial statements.

MCCRACKEN ADVISORY PARTNERS CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenue	
Commissions	$ 11,365
Investment advisory fees	2,209
Consulting fees	94,416
Interest and dividends	124
Net realized and unrealized gain on securities	11,307
Other Income	174,910
Total Revenue	294,331
Expenses	
Compensation	90,443
Clearance fees	2,769
Occupancy	19,899
Data and communications	3,865
Regulatory fees	12,204
Professional and consulting fees	137,255
Sales & marketing	8,682
Other expenses	29,714
Total Expenses	304,831
Loss Before Provision For Income Taxes	(10,500)
Provision For Income Taxes	0
Net Loss	$ (10,500)

The accompanying notes are an integral part of these financial statements.

MCCRACKEN ADVISORY PARTNERS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Stockholders' Equity December 31, 2010	$ 1,239	$ 456,943	$ (299,739)	$ 158,443
Withdrawal of paid in capital		(134,183)		(134,183)
Contribution to paid in capital		46,000		46,000
Net Loss			(10,500)	(10,500)
Stockholders' Equity December 31, 2011	$ 1,239	$ 368,760	$ (310,239)	$ 59,760

The accompanying notes are an integral part of these financial statements.

MCCRACKEN ADVISORY PARTNERS CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows Used In Operating Activities:	
Net loss	$ (10,500)
Changes in operating assets and liabilities	
Increase in receivable clearing broker	10,636
Decrease in prepaid expenses	6,371
Decrease in other receivables	56,284
Decrease in due to broker	(10,060)
Decrease in accrued expenses and liability	(1,508)
Net Cash Provided In Operating Activities	51,223
Cash Flows from Investing Activities:	
Increase in Security Deposit	(2,266)
Decrease in market value of securities	6,884
Net Cash Provided By Investing Activities	4,618
Cash Flows from Financing Activities:	
Reduction of Loans Receivable	7,643
Contribution of Capital	46,000
Withdrawal of Paid in Capital	(134,183)
Net Cash (Used In) Financing Activities	(80,540)
Net Decrease In Cash And Cash Equivalents	(24,699)
Cash And Cash Equivalents, Beginning of Year	51,257
Cash And Cash Equivalents, End of Year	$ 26,558

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- Organization

GRW Capital Corp (the Company) was incorporated in 1993 under the laws of the District of Columbia. On July 29, 2011 the Company was sold to McCracken Holdings, LLC. and changed it's name to McCracken Advisory Partners Corporation. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 – Summary Of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Commission income and securities related revenue are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts. Investment banking, interest and dividends, insurance fee income and other income are recorded as earned on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated life of the assets, generally three to seven years. Leasehold improvements are amortized over the term of the respective lease or the estimated useful lives of the improvements, whichever is shorter.

NOTE 2 – Summary Of Significant Accounting Policies (con't)

Investments in securities and valuation:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed bases on market date obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment that Level 1 or 2 assets or liabilities.

Investments in securities consists of exchange traded funds that are traded on a national securities exchange and valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing price if sold short by the Company as reported by the exchange.

NOTE 3 -- Receivable From Clearing Broker/ Deposit With Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2011 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete those security transactions.

NOTE 4 -- Property And Equipment

Property and equipment at December 31, 2011 are comprised of the following:

Furniture and fixtures	$ 25,079
Machinery and equipment	12,942
Leasehold improvement	720
	38,741
Less: accumulated depreciation and amortization	(38,741)
Property and equipment, net	$ -0-

NOTE 5 -- Commitments And Contingencies

Lease obligation

At December 31, 2011, the Company rents monthly from related party at $500 per month. See note for related party.

NOTE 6 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of $47,623, which was $42,623 in excess of the amount required. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .18 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE 7 -- Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
Various states	0
Total	$ 0

NOTE 8 -- Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance –sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. Substantially all of the Company's cash is held in accounts at a major financial institution and, therefore, is subject to the credit risk of the financial institution. Substantially all of the Company's due from clearing brokers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

NOTE 10 -- Related Party

McCracken Advisory Partners Corporation leases its space from Allison Street Holdings, LLC. The Company and Allison Street Holdings LLC, share common ownership and management. McCracken Advisory Partners Corporation has a contract with Allison Street Advisors for advisory services.

NOTE 11 – Subsequent Events

Management has evaluated all subsequent events through February 27, 2012, the date that these financial statements were available to be issued.

Supplementary Information

MCCRACKEN ADVISORY PARTNERS CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net Capital	
Total stockholders' equity	$ 59,760
Deductions and/or charges	
Non-allowable assets	(11,520)
Net capital before haircuts on securities positions	48,240
Haircuts on securities positions	617
Net Capital	$ 47,623
Aggregate Indebtedness	$ 8,462
Percentage aggregate indebtedness to net capital	17.77%
Minimum net capital required	$ 5,000
Excess of net capital over minimum requirement	$ 42,623

Reconciliation with Company's computation (included in Part II of Form X-17A-5 at December 31, 2011)

Net Capital, as reported in Company's Part II (unaudited)	$ 52,681
Adjustment to haircuts and accrued expenses	(5,058)
Net Capital, as computed	$ 47,623

See independent auditors' report.

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
McCracken Advisory Partners Corporation

In planning and performing our audit of the financial statements of McCracken Advisory Partners Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY
February 27, 2012

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
McCracken Advisory Partners Corporation
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by McCracken Advisory Partners Corporation (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the cash disbursement record and cancelled check or facsimile of such returned by the bank, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY
February 27, 2012